Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 10
DATED JANUARY 7, 2011
TO THE PROSPECTUS DATED APRIL 27, 2010

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated April 27, 2010, Supplement No. 8 dated October 27, 2010 and Supplement No. 9 dated November 16, 2010.  Unless otherwise defined in this Supplement No. 10, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•                  status of the offering;

•                  termination date of the primary offering;

•                  recent distribution declaration;

•                  recent portfolio activity; and

•                  renewal of our property management agreement.

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through December 31, 2010, we have accepted investors’ subscriptions to this public offering and issued approximately 90.8 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $903.3 million.  We have approximately 113.2 million shares remaining for sale in the primary portion of our public offering and 46.1 million shares remaining for sale in the distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Termination Date of the Primary Offering

Our board has determined to end offering activities in respect of the primary portion of our initial public offering on the earlier of the sale of all 200 million of primary shares being offered or July 31, 2011.  All subscription payments from non-custodial accounts (generally individual, joint and trust accounts), must be received in good order by our transfer agent no later than July 31, 2011 under subscription agreements dated no later than July 31, 2011.  Investments by custodial held accounts (such as IRA, Roth IRA, SEP, and 401(k) accounts) must be under subscription agreements dated no later than July 31, 2011 and the subscription agreements and funds must be received in good order by our transfer agent no later than August 31, 2011.

In making the decision to end our primary initial public offering and not commence a follow-on offering, our board considered a number of factors related to the capital needs and sources necessary to position us for the next phase in our life cycle.  These factors include the strength and size of our existing real estate portfolio, current conditions in the multifamily real estate market, the strength of our balance sheet, the amount of cash we have available for additional investments, as well as our access to favorable debt capital, including our existing credit facility and access to favorable financing options through Fannie Mae, Freddie Mac and other financing providers, such as banks and insurance companies.

We plan to continue to offer shares under our distribution reinvestment plan beyond the above dates.  In addition, our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering until we have sold all shares available pursuant to the distribution reinvestment plan, in which case we will notify participants in the plan of such extension.  In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate the distribution reinvestment plan offering at any time.

Distribution Declaration

On December 16, 2010, our board of directors declared distributions payable to the stockholders of record each day for January 1, 2011 through March 31, 2011.  Distributions payable to each stockholder of record will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0016438 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare distributions or at this rate.

Portfolio Activity

Recent Acquisitions, Financings and Other Transactions

Acquisition of Allegro

On December 1, 2010, we acquired a mixed-use development known as Allegro located in Addison, Texas, from an unaffiliated seller.  Allegro is a 272-unit multifamily community with approximately 1,500 square feet of retail space and amenities including a fitness center, a pool and spa and a business center.  With the purchase of Allegro, we also purchased approximately 1.2 acres of adjacent vacant land.  Allegro, which was completed in 2009, has an average unit size of 1,147 square feet. As of the date of acquisition, approximately 85.3% of the units were occupied and 100% of the retail space was occupied.

The purchase price for Allegro and the vacant land was approximately $45.3 million, excluding closing costs.  We funded the purchase price with proceeds from our initial public offering and may later place mortgage debt on the community.

Transactions relating to Skye 2905

On December 23, 2010, the Skye 2905 BHMP CO-JV extended and modified the senior loan on Skye 2905.  The BHMP CO-JV paid down approximately $21.3 million in principal and interest on the senior loan, leaving a principal amount of $47.0 million.  The senior loan, as modified, bears interest at a variable interest rate of monthly LIBOR plus 2.5% and matures in June of 2011 with an optional six-month extension. The BHMP CO-JV has the right to prepay the loan in part or in full without penalty.  The loan is secured by a first mortgage lien on the assets of Skye 2905 including the land, fixtures, improvements, contracts, leases, rents, and reserves.  The BHMP CO-JV may seek longer-term mortgage financing during the period of this loan.

In addition, on December 23, 2010, the Skye 2905 BHMP CO-JV acquired the developer partner’s interest in Skye 2905, resulting in 100% ownership of the multifamily community by the BHMP CO-JV. On the same date, the BHMP CO-JV converted to equity its $14.8 million mezzanine loan made to the property owner. In connection with these transactions, the BHMP CO-JV paid the developer partner approximately $3.0 million.

The transactions described above required a total of approximately $24.5 million in capital, including other costs, from the BHMP CO-JV.  The BHMP CO-JV funded the transaction with capital contributions from us and the BHMP Co-Investment Partner. Our share of the capital contribution was approximately $13.5 million, which was funded with cash on hand.

Acquisition of The District at Universal

On December 28, 2010, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a mixed-use development known as The District at Universal (“The District”) located in Orlando, Florida, from an unaffiliated seller.  The District is a 425-unit multifamily community with approximately 26,000 square feet of retail space and amenities including a fitness center, a pool with private cabanas and a cyber café with a kitchen and business center.  The District, which was completed in 2009, has an average unit size of 942 square feet.  As of the date of acquisition, approximately 91% of the residential units were occupied and approximately 41% of the retail space was occupied.

The purchase price for The District was approximately $56.6 million, excluding closing costs.  We funded 55% of the purchase price, or approximately $31.1 million, with proceeds from our initial public offering.  The BHMP Co-Investment Partner funded the remaining 45% of the purchase price.  We may later place mortgage debt on the community.

Additional Borrowing under our Credit Facility

As of January 6, 2011, the outstanding principal balance of our $150 million credit facility was approximately $113 million and the collateral pool securing such amount consisted of Grand Reserve Orange, the residential portion of The Lofts at Park Crest, Uptown Post Oak, Burnham Pointe and Lavista Walk, each of which is wholly owned by us.

Renewal of Property Management Agreement

On November 22, 2010, our property management agreement with our operating partnership and our property manager, BHM Management, automatically renewed for an additional two-year term until November 21, 2012.  The agreement will be subject to successive two-year renewals unless we or our property manager provide written notice of its intent to terminate 30 days prior to the expiration of the renewal term.